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                                                                    Exhibit 4.59


                     IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE
                                         )
In re:                                   )   Chapter 11
                                         )
ANC RENTAL CORPORATION, et al.,          )   Case No. 01--11200 (MFW)
                                         )   (Jointly Administered)
                         Debtors.        )
                                         )

         ORDER PURSUANT TO SECTIONS 105, 363, 364 AND 365 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULES 4001, 6004 AND 9019 APPROVING SETTLEMENT OF DISPUTES BETWEEN THE DEBTORS AND LIBERTY MUTUAL INSURANCE COMPANY AND PROVIDING, INTER ALIA, FOR THE DEBTORS TO OBTAIN POST-PETITION SURETY BONDING AND RELATED RELIEF

         Upon the motion (the "Motion") of the above-captioned debtors and debtors-in-possession (collectively the "Debtors")(1) for the entry of an order pursuant to sections 105, 363, 364 and 365 of title 11 of the United States Code (the "Bankruptcy Code") and Bankruptcy Rule 9019 approving a settlement of disputes between the Debtors and Liberty Mutual Insurance Company ("Liberty"), set forth in the term sheet attached hereto (the "Term Sheet"), which

---------------
(1) The Debtors are the following entities: ANC Rental Corporation, Alamo International Sales, Inc., Alamo Rent-A-Car (Canada), Inc., Alamo Rent-A-Car Management, LP, Alamo Rent-A-Car, LLC, ANC Aviation, Inc., ANC Collector Corporation, ANC Financial Corporation, ANC Financial GP Corporation, ANC Financial Properties LLC, ANC Financial, LP, ANC-GP, Inc., ANC Information Technology, Inc., ANC Information Technology Holding, Inc., ANC Information Technology, L.P., ANC IT Collector Corporation, ANC Management Services Corporation, ANC Management Services, LP, ANC Payroll Administration, LLC, ANC-TM Management LP, ARC-GP, Inc., ARC-TM Properties LLC, ARG Reservation Services, LLC, ARI Fleet Services, Inc., Auto Rental Inc., Car Rental Claims, Inc., Claims Management Center, Inc., Guy Salmon USA, Inc., Liability Management Companies Holding, Inc., National Car Rental Licensing, Inc., National Car Rental System, Inc., NCR Affiliate Servicer Properties LLC, NCR Affiliate Servicer, Inc., NCRAS Management, LP, NCRAS-GP, Inc., NCRS Insurance Agency, Inc., Post Retirement Liability Management, Inc., Rental Liability Management Holdings, LLC, Rental Liability Management, Inc., Republic Fiduciary, Inc., Republic Guy Salmon Partner, Inc., Spirit Leasing, Inc., Spirit Rent-A-Car, Inc., SRAC Management, LP, SRAC-GP, Inc., and SRAC-TM, Inc.

provides for the global settlement and compromise of a number of disputes that is essential to the Debtors' successful reorganization, including, inter alia, for (i) the Debtors to obtain post-petition surety bonding; (ii) Liberty's agreement to renew, replace, reinstate and/or continue certain bonds that have been issued on behalf of the Debtors; (iii) Liberty's agreement to refrain from canceling or voiding certain surety bonds issued on behalf of the Debtors so long as no Event of Default (as such term is defined in the Term Sheet) has occurred; (iv) the Debtors' assumption of (a) all surety bonds issued by Liberty for the benefit of the Debtors that were, are or shall be outstanding and in effect at any time during the period following November 13, 2001; and
(b) the Liberty Indemnity Agreements (as defined in the Motion), (v) additional collateral and super-priority administrative expense status to be provided to Liberty in connection with the issuance and continuation of surety bonds, (vi) an acknowledgement of the extent, validity and unavoidability of certain pre-petition payments and grants of security interest; and (vii) related relief;

         And it appearing that the Court has jurisdiction over this matter pursuant to 28 U.S.C. ss. 157(b)(2) and 1334 and that this is a core proceeding pursuant to 28 U.S.C. ss. 157(b)(2)(A);

         And the Court having conducted a hearing on the Motion on March 13, 2002 (the "Hearing");

         And the Court having determined that granting the relief requested in the Motion is in the best interests of the Debtors, their estates and their creditors;

         And notice of the Motion having been given to (i) the Office of The United States Trustee; (ii) counsel for Congress Financial Corporation, as agent for the lenders under the Borrowing Base Facility; (iii) counsel for Lehman Brothers, Inc., as agent for the lenders under the Term Loan and Senior Loan Agreement; (v) counsel for Liberty; (vi) counsel for the Official Committee of Unsecured Creditors; and (vii) all other parties who have requested service in these chapter 11 cases;


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                  And it appearing that no other or further notice need be
                  given;

                  And good and sufficient cause appearing therefore;

         IT IS HEREBY ORDERED, FOUND, DETERMINED AND DECREED, that:

         1. This Court has jurisdiction over the relief sought in the Motion, and the relief provided for herein, pursuant to 28 U.S.C. ss. 1334 and this is a "core proceeding" as defined in and pursuant to 28 U.S.C. ss. 157(b)(2)(A), (D), (K), (M) and (O).

         2. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Term Sheet.

         3. Good, adequate and sufficient cause has been shown to justify the granting of the relief requested herein.

         4. Pursuant to 11 U.S.C. ss. ss. 105, 363, 364 and 365 and Bankruptcy Rule 9019, the Motion be, and hereby is, authorized and approved in all respects.

         5. The terms, conditions, agreements and provisions set forth in the Term Sheet are incorporated into this Order by reference thereto as if each of the terms, conditions, agreements and provisions of the Term Sheet, as their context provides or allows, were set forth herein as the findings, determinations, and decretal and ordered provisions of this Order; provided, however, that the following shall apply notwithstanding anything to the contrary contained in the Motion or the Term Sheet: (A) the amount of past-due premiums, referenced in Section 1 (2) of the Term Sheet, shall not exceed $75,000; and (B) Liberty shall provide counsel to the Official Committee of Unsecured Creditors (the "Committee") with written notice of any Event of Default, concurrently with providing such notice of the Debtors;


                                      -3-

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         6.       The Debtors be, and hereby are, authorized and directed to take such further actions and execute and deliver, and to cause their subsidiaries and affiliates to take such action and to cause them to execute and deliver, such further documents as may be reasonably necessary to effectuate the relief provided for herein and in the Term Sheet and to implement the terms, conditions, agreements and provisions of the Term Sheet, including to enter into any amendment to the Trust Agreement dated August 30, 2001 necessary to effectuate the agreement between Liberty and Lehman Brothers, Inc., clarifying the definitions of 'First Priority Secured Obligations' and 'Renewed Surety Bonds'.

         7. Good and sufficient notice of the Motion, the request for the entry of this Order and the hearing thereon has been given in accordance with Sections 102(1), 364, and 365 of the Bankruptcy Code and Bankruptcy Rules 2002, 4001 and 9019 and Local Rule 2001-1(b) and any otherwise applicable requirement for further notice be and is hereby dispensed with and waived.

         8. Except as specifically set forth in the Term Sheet, nothing contained in this Order or the Term Sheet shall be deemed to terminate, modify, or release any obligation to Liberty of the Debtors, any guarantor, surety, insurer or entity providing financial accommodations

         9. Except as specifically set forth in the Term Sheet, nothing contained herein shall be deemed to limit or otherwise waive any rights that the Debtors or Liberty have under the Bankruptcy Code, in law or equity or under any agreement executed or delivered in connection with any surety bond, including but not limited to the rights of subrogation, exoneration or indemnification, the intent being that the rights, security interest and liens granted hereunder are in addition to, and not in substitution of, such rights.


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


         10. This Order shall be sufficient and conclusive evidence of the priority, perfection and validity of the security interests and liens granted hereby without the necessity of filing, recording or serving any financing statements, mortgages or other documents which may otherwise be required under federal or state law or the taking of any other action to validate and perfect the security interest and liens granted hereby. If Liberty, in its discretion, shall elect to file or record such documents, the Debtors are authorized and directed to execute and deliver financing statements or other documents reasonably requested by Liberty.

         11. The Court has considered all objections which were timely filed, or interposed at the Hearing, and to the extent such objections have not been withdrawn, such objections are overruled and denied.

         12. Nothing contained in this Order or the Term Sheet shall be deemed to terminate, modify or subordinate any lien or security interest of any of the Lessor SPEs, the Lessor SPE Trustee, ARG Funding Corp., the ARG Trustee, the Master Collateral Agent, and MBIA (collectively, the "Noteholder Group") in pledged cash of up to $20 million, plus interest thereon, and in all other collateral pledged by any Debtor to the Noteholder Group under the New Vehicles Transaction Documents referenced in this Court's prior Order Authorizing Debtors to (A) Lease Automobiles, and (B) Provide Protection in Connection with Master Lease Agreements dated February 6, 2002 (the "Lease Order") or under the Existing Master Lease Agreements, the Fourth Amended and Restated Master Collateral Agency Agreement, dated June 20, 2000 (the "Master Collateral Agency Agreement"), or any related documents, including but not limited to (i) all rights, if any, of each Debtor in or relating to any Vehicles (as defined in the Master Collateral Agency Agreement) purchased, financed or refinanced with proceeds obtained


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

from a Financing Source (as defined in the Master Collateral Agency Agreement) and all rights, if any, of each Debtor in each Manufacturer Program (as defined in the Master Collateral Agency Agreement) associated with such Vehicles and
(ii) all rights, if any, of each Debtor in or relating to the funds and investments held in the Cash Collateral Account described in the Pledge Agreement, dated as of February 20, 2002, by and between ANC Rental Corporation and MBIA.

         13. Entry of this order shall constitute a finding that the liens and security interests of the Noteholder Group, more specifically set forth in the preceding paragraph, do not extent to the Pre-Petition Liberty Cash Collateral, the Liberty Post-Petition Cash Collateral or any cash received by Liberty pursuant to the Debtors' obligations under Sections 2(d)(ii) and (iii) of the Term Sheet.

         14. Notwithstanding any provision of the Term Sheet, the administrative priority claims granted to any of Noteholder Group pursuant to the Lease Order and any subsequent court order shall rank pari passu with, not junior to, the administrative priority claims granted to Liberty in connection with this Order and the Term Sheet.

         15. Except for the senior liens granted to Liberty in the Term Sheet securing the Liberty Post-Petition Cash Collateral (as defined in the Term Sheet) and the cash collateral replenishment obligation of the Debtors set forth in Section 2, subparagraph 1.d.ii and 1.d.iii of the Term Sheet, which shall be Senior Liens in accordance with Bankruptcy Code Section 364(d)(1), such other senior liens provided for in the Term Sheet shall be subject and subordinate


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to the replacement liens granted to the secured creditors for adequate protection pursuant to the Cash Collateral Orders entered in these cases.

         16. The Debtors shall provide the Official Committee of Unsecured Creditors (the "Committee") with 5 days' notice of the cancellation of any bond; provided that the Debtors will not be required to provide such notice with respect to the cancellation of any bond in connection with the Debtors' airport consolidation plan; provided further that nothing herein shall obligate Liberty to provide any such notice to the Committee or any other party, and the Debtors' failure to provide such notice shall not affect, diminish, restrict or infringe upon Liberty's ability to cancel such bond without further order of the Bankruptcy Court, or affect the validity of any such cancellation by Liberty.

         17. The 10 day stay otherwise provided for under Bankruptcy Rule 6004(g) is hereby waived and shall not apply to the transactions and relief hereby authorized.

Dated:   Wilmington, Delaware
         March 13, 2002



                                       /s/
                                       -----------------------------------------
                                       UNITED STATES BANKRUPTCY JUDGE


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                       SUMMARY OF TERMS AND CONDITIONS OF
                  LIBERTY BOND SERVICES POST-PETITIONS BONDING

This proposal (the "Term Sheet") is made between Liberty Bond Services, an unincorporated division of Liberty Mutual Insurance Company ("Liberty") and ANC Rental Corporation, Debtor In Possession (sometimes referred to as "ANC") and any of its subsidiaries and affiliates who are debtors in possession in proceedings under the Bankruptcy Code (together with ANC collectively referred to as the "Debtors") only, and is subject to the entry of an order of the Bankruptcy Court approving the terms and conditions of the Term Sheet as agreed to by ANC and Liberty, and such order becoming a "Final Order", as the term "Final Order" is defined and discussed in Section 18 of this Term Sheet (the "Approval Order").

SECTION 1 -                1. So long as no Event of Default (as defined below)
                           shall occur, and subject to (i) the conditions
UNDERWRITING AGREEMENTS    precedent described in Sections 7(1) and 10 of this
                           Term Sheet, (ii) the delivery of the cash collateral and/or letter of credit deposit required by Section
                           2, subparagraph (1)(d)(i) below, and (iii) the limitations, conditions and agreements set forth in this Section 1, subparagraphs "2" through "6," and in
                           Section 4 of this Term Sheet, Liberty shall:

                           (a) refrain and forebear from canceling or terminating any of the surety bonds issued by Liberty on behalf of ANC or any of its subsidiaries or affiliates that are identified on Exhibits B, C and D annexed to this Term Sheet, except upon the consent of ANC.

                           (b) agree and consent to the assumption by ANC and/or its appropriate debtor subsidiaries or affiliates of
                           (i) all surety bonds issued by Liberty or issued by another at the behest of Liberty and upon which Liberty has any liability, including liability as co-surety or reinsurer, for the benefit of, on behalf of or at the request of ANC (or any of its subsidiaries or affiliates), that were, are or shall be outstanding and in effect at any time during the period following November 13, 2001 (hereafter "Liberty Post Petition Bonds"); (ii) the surety bonds identified on Exhibits C and D to this Term Sheet; and (iii) the General Agreements of Indemnity, Commercial Surety, in favor of Liberty executed by ANC, as Indemnitor, and dated August 4, 2000 and October 31, 2000, respectively (copies of which are annexed hereto as Exhibit "A", and hereafter referred to as the "Liberty Indemnity Agreements"), as modified by this Term Sheet, and as limited to (1) the Liberty Post Petition Bonds, and (2) any renewals, continuations, increases, riders, replacements, reinstatements and additional new surety bonds which Liberty issues or which is issued by another at the behest of Liberty and upon which Liberty has any liability, including liability as co-surety or reinsurer, for, or on behalf of or at the request of any of the Debtors.

                           (c) at ANC's request, Liberty shall replace, reinstate, renew or



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

                  continue all Liberty Post Petition Bonds that became due or will become due for renewal or continuation during the period from November 13, 2001 to December 31, 2002 to the extent identified on the attached list (to be provided, Exhibit "B" hereto);

                  (d) at ANC's request, Liberty shall replace, reinstate, renew and/or continue certain surety bonds issued by Liberty for the benefit of, on behalf of or at the request of ANC (or any of its subsidiaries or affiliates) and as identified on the attached list (to be provided, Exhibit "C" hereto) that are not part of the Liberty Post Petition Bonds (which certain bonds shall be treated as part of the Liberty Post Petition Bonds upon their replacement, reinstatement, renewal, continuation, extension, etc.);

                  (e) issue change riders and/or increase or adjust bond penal sums or issue new bonding through December 31, 2002 (other than the "Consolidation Bonding" separately discussed in subparagraphs "h" and "i" below), as mutually agreed between ANC and Liberty and as identified on the attached list (to be provided, Exhibit "D" hereto), which certain bonds shall be treated as part of the Liberty Post Petition Bonds upon their issuance or adjustment pursuant to Exhibit "D";

                  (f) issue all renewals, continuations, increases, riders and additional new surety bonds referred to in subparagraphs (a) through (e) above to provide that ANC will be the principal of the bond, unless otherwise requested by ANC. The renewal, continuation, issuance of a rider, increase of penal sum or change of the principal on any previously outstanding surety bond (including a change from an operating company that was originally named as principal to substitute ANC as principal, or to add additional principals), shall be deemed issuance of a new bond.

                  (g) determine within a reasonable period, not to exceed ten business days, all other requests by ANC for surety bonding (including requests for increases in bond penal sums or for the issuance of new, additional, renewed or continued bonding other than as listed and described in subparagraphs "a" through "e" above, and other than requests for "retro bonding") in accordance with Liberty's then pertaining underwriting standards, guidelines and practices for such risks;

                  (h) with respect only to airports at which the Debtors operate two concession locations, one for each operating brand (Alamo and National), and there is a current Liberty concession bond in place for each of the two locations, then: in the event the Debtors consolidate their two bonded airport concession locations into a single location, Liberty agrees to provide a consolidated


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
                  concession bond (which shall be deemed to be a Liberty Post Petition Bond) for such consolidated operations in such location that replaces the prior existing bonds for the prior unconsolidated locations ("Consolidation Bonding"), provided that (i) the penal sum of the new consolidated surety bond required for the new, combined concession is not in excess of the combined penal sums of the prior existing bonds; (ii) the terms and conditions of the new Consolidation Bonding are substantially the same as the terms and conditions of the prior, pre-consolidation bonds; and (iii) the airport or other obligee on the prior, pre-consolidation bonds delivers a written agreement to ANC and to Liberty in a form acceptable to Liberty stating that upon the issuance of the new Consolidation Bonding, the obligee will (1) execute a release in form satisfactory to Liberty of all of obligee's rights in or claims arising under the pre-consolidation bonds, and (2) deliver the original pre-consolidation bonds to Liberty marked "null and void" confirmed by the signature of an officer or other authorized representative of the obligee;

                  (i) With respect only to (x) airports at which the Debtors operate two concession locations, one for each operating brand (Alamo and National), and there is a current Liberty surety bond in place for only one of the two locations (i.e., there is one bonded and one unbonded concession location at a given airport), and the Debtors elect to consolidate the bonded and the unbonded concession locations into a single consolidated location; and (y) airports at which the Debtors operate only one concession location, for only one operating brand (the "original brand"), and there is a current Liberty surety bond in place for said concession location, and the Debtors elect to add another operating brand to the original brand's bonded concession location, and concurrently consolidate both brands under the ANC trade name; then: Liberty agrees that for the consolidated locations described in subparts (x) and (y) immediately preceding, Liberty will provide a consolidated bond (which shall be deemed to be a Liberty Post Petition
                  Bond) for the entire consolidated operation in such location (which shall also be referred to in this Term Sheet as "Consolidation Bonding"), provided that (i) the penal sum of the new surety bond for the consolidated location may not exceed 110% of the penal sum of the prior bond for the prior bonded location (the locations that may be subject to such a consolidation are limited to those identified on Exhibit E hereto); and in no event, shall the penal sum increases that are agreed to herein exceed, in the aggregate, $175,000; (ii) the terms and conditions of the new Consolidation Bonding are substantially the same as the terms and conditions of the prior bond for the prior bonded location; and (iii) the airport or other obligee on the prior bond for the prior bonded location


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
                           delivers a written agreement to ANC and to Liberty, substantially in the form attached hereto as Exhibit "E" or as otherwise agreed to by ANC and Liberty, stating that upon the issuance of the new Consolidation Bonding, the obligee will (1) execute a release in form satisfactory to Liberty of all of obligee's rights in or claims arising under the pre-consolidation bonds, and (2) deliver the original pre-consolidation bonds to Liberty marked "null and void" confirmed by the signature of an officer or other authorized representative of the obligee.

                           2. Premium rate to remain $10 per thousand, to be paid simultaneously upon issuance, renewal or continuation of each particular surety bond and to be remitted by wire directly to Liberty (not through a broker). Past-due premiums for surety bonds previously issued by Liberty, if any, shall be paid by wire transfer from ANC to Liberty upon the entry of the Approval Order.

                           3. The entry of the Approval Order shall be deemed an acknowledgement by the Debtors and a determination by the Bankruptcy Court that all surety bonds heretofore or hereafter issued by Liberty are financial accommodations which cannot be assumed by the Debtors without the consent of Liberty.

                           4. Nothing set forth in this Term Sheet shall obligate Liberty to replace, reinstate, renew, continue or extend, or to forebear from canceling or terminating, any surety bond which Liberty determines to have been issued without authorization or which was unreported and which has not been heretofore ratified by Liberty, and said bonds may be canceled by Liberty upon five days written notice to ANC and without further order of the Bankruptcy Court; provided, however, that Liberty agrees that no surety bond identified on Exhibits B, C or D hereto, or on the bond schedules annexed to the Agreement dated August 30, 2001 between ANC and Liberty (the "Liberty/ANC Pre-Petition Agreement"), shall be deemed unauthorized or unreported.

                           5. Notwithstanding anything in this Term Sheet or in any exhibit annexed hereto to the contrary, (a) the total aggregate penal sums of all surety bonds outstanding issued by Liberty or issued by another at the behest of Liberty and upon which Liberty has any liability, including liability as co-surety or reinsurer, for the benefit of, on behalf of or at the request of ANC (or any of its subsidiaries or affiliates) (including both pre-petition and post-petition) shall at no time exceed $133 million,
                           (b) the maximum aggregate penal sum amount set forth in subparagraph "a" above shall be reduced by the amounts of all payments of loss, cost or expense made by Liberty, whether or not such amounts are reimbursed to Liberty out of collateral, and (c) the maximum


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
                           aggregate penal sum amount set forth in subparagraph "a" above shall not be increased or replenished due to reimbursement received by Liberty from collateral or any other recoveries. However, nothing herein shall be construed or deemed to constitute or create a "committed surety bond facility" or surety bond credit line of any kind or in any amount in favor of ANC or any other person or entity, and ANC expressly warrants and represents that it has not received and has not relied upon any agreement or representation, oral or written, to the contrary.

                           6. The Debtors shall assume and agree to be bound by the Liberty Indemnity Agreements, as modified by this Term Sheet, with respect to Liberty Post Petition Bonds and with respect to any additional, increased, new, renewed or continued surety bonding which Liberty provides to any of the Debtors, and shall be jointly and severally liable for the performance of all obligations thereunder ("the Assumed Indemnity Obligations").

SECTION 2 --               1.  All of the Assumed Indemnity Obligations shall be
COLLATERAL TERMS           secured and treated as follows:

                           a.  Treatment as allowed super-priority
                           administrative expenses pursuant to sections
                           507(a)(1) and (b) of the Bankruptcy Code, with priority over any and all other administrative priority expense claims under sections 507(a)(1) and
                           (b) of the Bankruptcy Code, with such super-priority administrative expense claim status of Liberty to be subject and subordinate only to the carve-outs provided to retained professionals and to the quarterly fees payable to the Office of the United States Trustee, as provided for in orders of the Bankruptcy Court authorizing the Debtors' use of Cash Collateral (as that term is defined in section
                           363(a) of the Bankruptcy Code), provided, however, that Debtors shall under no circumstances seek to provide, and no order shall be entered granting, any entity with a super-priority priority equal to or senior to the super-priority granted to Liberty herein (with the sole exceptions of "DIP Financing," as set forth in Section 2, paragraph 3 (including all subparagraphs) below, and the MBIA Order as defined in Section 2, paragraph 1(b)(i) below);

                           b. Collateralized by a first priority senior lien in accordance with Bankruptcy Code section 364(d)(1), senior to the rights, interests and liens of any other person or entity, in the entirety of the assets of the Debtors' estates; provided however that, except for the Liberty Post-Petition Cash Collateral (as hereinafter defined) and the cash collateral replenishment obligation of the Debtors set forth in this Section 2 subparagraph 1.d.ii and 1.d.iii. below, such senior liens shall be subject and subordinate only to:

                               i.  The senior lien granted to MBIA and the
                           Master

                                    Collateral Agent (as that term is referred to in that certain order of the Bankruptcy Court dated February 6, 2002 entitled "Order Authorizing Debtors to (A) Lease Automobiles, and (B) Provide Protection in Connection With Master Lease Agreements" (the "MBIA Order")) in paragraph 8 of the MBIA Order;

                             ii. Any valid, perfected and non-avoidable security interests as were in existence as of the Debtors' chapter 11 petition filing dates (the "Pre-petition Security Interests"), except that such subordination shall not apply to the extent of any rights Liberty may have under and relating to the Pre-petition Security Interests and any agreements executed in connection therewith (collectively, and together with the Liberty/ANC Pre-Petition Agreement, the "Pre-Petition Secured Creditor Agreements"), including with respect to relative priorities among and between Liberty and other entities asserting, or entitled to, security interests in assets of the Debtors; and

                             iii. The Senior DIP Lender's Lien (as defined in and subject to the limitations set forth in
                                    Section 3, paragraph "3" of this Term
                                    Sheet).

                           c. Further collateralized by (i) the non-cash collateral granted Liberty in the Pre-Petition Secured Creditor Agreements, and (ii) at Liberty's sole option and election, the $6 million in pre-petition letters of credit currently held by Liberty ("Pre-Petition Liberty Cash Collateral"); and

                           d. Further collateralized by cash and/or, at ANC's option, a letter of credit as follows:

                             i. Upon the entry of the Approval Order, ANC shall deliver to Liberty $6 million in cash and/or letter of credit (in form acceptable to Liberty) collateral ("Liberty Post-Petition Cash Collateral");

                             ii. Each time that Liberty has drawn a total of $2 million upon the Liberty Post-Petition Cash Collateral in connection with the Assumed Indemnity Obligations, the Debtors, jointly and severally, shall cause the Liberty Post-Petition Cash Collateral to be replenished to the original $6 million amount; and

                             iii.   The replenishment of the Liberty
                                    Post-Petition

                    Cash Collateral pursuant to subparagraph "ii" immediately above shall occur a maximum of six (6) times (for a total replenishment of obligation of $12 million), provided, however, that ANC shall not be required to provide more than a single $2 million replenishment of the Liberty Post-Petition Cash Collateral during any 30-day period.

                  2. Anything in this Term Sheet to the contrary notwithstanding, it is expressly understood that (x) Liberty's right to draw upon the Pre-Petition Liberty Cash Collateral is not limited to reimbursement for losses, costs or expenses that are part of the Assumed Indemnity Obligations, but extends to all loss, cost or expenses incurred by Liberty under the terms of the August 4, 2000 and October 31, 2000 Indemnity Agreements in favor of Liberty executed by ANC, and under the terms of the Liberty/ANC Pre-petition Agreement, and (y) Liberty may choose, at its sole option and discretion, to draw upon the Pre-Petition Cash Collateral to reimburse itself for losses, costs or expenses that are part of the Assumed Indemnity Obligations, but shall have no obligation to do so and may apply the Pre-Petition Liberty Cash Collateral to obligations in any way it deems appropriate under the circumstances in its own best interest.

                  3. Liberty acknowledges that ANC is seeking new DIP financing in the maximum sum of $100 million (beyond amounts which may be used to take out or replace existing secured creditors) and that pursuant to any such arrangement, Debtors will be required to grant to such DIP lender a security interest that is senior to all of the security interests and liens that Liberty may have in any or all of the assets of the Debtors' estates (the "Senior DIP Lender's Lien"). Without obligating ANC to obtain or seek such financing, Liberty will consent to such financing and the related Senior DIP Lender's Lien, but conditioned upon and only to the extent of the following, terms and conditions:

                  (a) such Senior DIP Lender's Lien shall not affect, apply or attach to (i) the Pre-Petition Liberty Cash Collateral, (ii) the Liberty Post-Petition Cash Collateral, (iii) the cash collateral replenishment obligation (the "Collateral Replenishment Obligation") of the Debtors set forth in this
                  Section 2 subparagraph 1.d.ii and 1.d.iii, or (iv) any of Liberty's rights and remedies as reserved in section 8 of this Term Sheet, or under or relating to the Pre-Petition Secured Creditor Agreements;

                  (b) to the extent such financing is obtained by Debtors, such financing shall not prohibit or restrict the right and ability of Debtors to meet their obligations under and with respect to this Term Sheet, including those relating to providing Liberty with the

                           Liberty Post-Petition Cash Collateral and the Collateral Replenishment Obligation, and such financing shall not conflict with the provisions of this Term Sheet;

                           (c) nothing herein, or in or relating to the new DIP financing or the proposed Senior DIP Lender's Lien, will impact or affect Liberty's existing priorities and/or rights with respect to other existing secured creditors;

                           (d) Liberty shall not be required to consent to such financing, and Liberty's security interests and liens which may otherwise have been subordinated to such financing will not be subordinated, to the extent that the liens and security interests of any other existing secured creditors (or their successors, assigns or replacements) are not, for any reason, subordinated to the liens to be granted to such DIP lender in similar degree to the subordination of Liberty's liens and security interests, or if such financing would affect the priorities in distribution otherwise provided for under the Pre-Petition Secured Creditor Agreements; and

                           (e) Debtors shall reimburse Liberty for all reasonable attorneys' fees and out-of-pocket expenses incurred in connection with reviewing, evaluating or otherwise participating in the formulation or finalization of any such new DIP Financing in accordance with the procedures set forth in the last four sentences of Section 9 of this Term Sheet.

                           Should all of the above pre-conditions and terms for Liberty's consent to the new DIP Financing and the Senior DIP Lender's Lien be fully satisfied, then Liberty shall execute (at ANC's sole cost and expense) all documentation reasonably requested by Debtors to five effect to such financing and such priority.

SECTION 3 -                1. (a) all ANC non-debtor subsidiaries and/or
                           affiliates that executed any Surety Bond Guarantee
ASSUMED INDEMNITY          And Assumption Agreement in connection with the
AGREEMENT MODIFICATIONS    Liberty/ANC Pre-Petition Agreement or the
                           Pre-Petition Secured Creditor Agreements shall execute an agreement, in a form acceptable to Liberty in its sole discretion, confirming that neither the execution nor the implementation of this Term Sheet
                           (including all actions and documents contemplated by this Term Sheet) shall in any way affect, impair, alter or in any way modify their obligations and liabilities under the Surety Bond Guarantee And
                           Assumption Agreement.

                           (b) The Debtors (hereafter sometimes referred to as the "Debtor Indemnitors") shall be obligated, jointly and severally, as indemnitors under the Liberty Indemnity Agreements, and shall be jointly and severally liable for the Assumed Indemnity Obligations. The Debtor Indemnitors shall execute appropriate documentation in form satisfactory to Liberty obligating them, jointly and severally, in accordance with this Term Sheet.

                           2. So long as there shall be no Event of Default as defined in this Term Sheet, the obligations of Debtor Indemnitors under Paragraph "3," Indemnity, of the Liberty Indemnity Agreements with respect to the Assumed Indemnity Obligations shall be deemed modified as follows:

                           a. following (i) the full performance of the $12 million replenishment obligation of ANC as described in Section 2 of this Term Sheet, subparagraph
                           (1)(d)(ii) and (1)(d)(iii) thereof, and (ii) the exhaustion of the Liberty Post-Petition Cash Collateral in connection with the Assumed Indemnity Obligations, all Debtor Indemnitors shall be jointly and severally obligated to (x) reimburse Liberty within ten (10) business days of written demand for 50% of any of Liberty's loss, cost or expense that is within the scope of the Assumed Indemnity Obligations and which has not been previously paid to Liberty, and (y) pay the remaining 50% of any such loss, cost or expense (the "Deferred Indemnity Obligation") within six months of the date of Liberty's aforesaid written demand, together with interest on the Deferred Indemnity Obligation at the rate of 6% per annum.

                           b. The Deferred Indemnity Obligations shall be deemed secured and treated in the same manner as the Assumed Indemnity Obligation in Section 2 of this Term Sheet.

                           c. At Liberty's request, the Deferred Indemnity Obligations may be memorialized in promissory notes setting forth the term, interest rate and amount of the Deferred Indemnity Obligations, which notes shall be (i) deemed secured by the collateral set forth in
                           Section 2 hereof; and (ii) freely transferred, assigned or negotiated by Liberty to the extent permitted by law. However, the execution of such promissory notes shall not be required in order to create the secured Deferred Indemnity Obligations or to insure the survival of such obligations as set forth in subparagraph 2(d) immediately below.

                           d. Notwithstanding anything to the contrary set forth herein, the total amount of all Deferred Indemnity Obligations outstanding at any one time shall in no event exceed $8 million, and any such Deferred Indemnity Obligations (whether or not memorialized as promissory notes) shall survive the confirmation of any plan of reorganization (and shall be immediately payable upon such confirmation) or the conversion or dismissal of any of the Debtors' cases.

                           c. So long as (i) none of the Deferred Indemnity Obligations as described shall be in default of payment, (ii) and the limitation upon the total amount of such obligations set forth in subparagraph "d" immediately above has not exceeded, and (iii) no Event of Default as defined in this Term Sheet shall have occurred, then Liberty shall take no action to enforce the obligations set forth in Paragraphs "3" or "5" of the Liberty Indemnity Agreements against any Indemnitor with respect to such Deferred Indemnity Obligations.

                           3. So long as there is no Event of Default as defined herein, and the Debtors and non-debtor indemnitors are in compliance with Section 6 of this Term Sheet, Liberty will forebear from enforcing its rights under paragraphs "5" and "7" of the Liberty Indemnity Agreements with respect to any Indemnitor.

                           4. Notwithstanding sub-part 4 of paragraph 6 of the Liberty Indemnity Agreements, the presently pending proceedings of the Debtors under Chapter 11 of the Bankruptcy Code shall not trigger the assignment provisions of paragraph 6 of the Liberty Indemnity Agreements; however, sub-parts 1, 2 and 3 and the other remaining provisions of paragraph 6 of the Liberty Indemnity Agreements shall remain in full force and effect.

                           5. So long as there is no Event of Default as defined herein, paragraph "11" of the Liberty Indemnity Agreements will not be operative to the extent that it is inconsistent with any agreement of Liberty set forth in Section 1 of this Term Sheet.

                           6. Paragraph 15 of the Indemnity Agreement dated August 4, 2000, and paragraph 16 of the Indemnity Agreement dated October 31, 2000, are hereby modified to require that Liberty consent, in its sole discretion, to the termination of the obligations of any indemnitor.

                           7. Except as expressly set forth above in this
                           Section 3 of this Term Sheet, or as may be set forth, with Liberty's consent to be exercised in its sole discretion, in the Approval Order, the Liberty Indemnity Agreements are assumed as written.

SECTION 4 -                Immediately upon the occurrence of any Event of
                           Default set forth in Section 5 of this Term Sheet,
REMEDIES AND RIGHTS        subparagraph 1(a), 1(b), 1(g), 1(h), 1(i) or 1(j), or
UPON EVENT OF DEFAULT      upon the occurrence of any Event of Default set forth
                           in Section 5 of this Term Sheet, subparagraph 1(c),
                           1(d), 1(e), 1(f), 1(k), 1(l) or 1(m) which remains
                           uncured for five (5) days following the date of transmission of notice of such default to ANC, then without any notice to any other party and without further Order of the Bankruptcy Court, all Deferred
                           Indemnity Obligations shall become immediately accelerated and due in full, and Liberty (a) shall no longer have any obligation to renew, continue, extend or issue any surety bonds, notwithstanding any terms set forth in Section 1 of this Term Sheet, and (b) may
                           (i) liquidate and realize upon the non-cash collateral described in Section 2 hereof (subject to any rights of any senior secured creditor), including without limitation commence appropriate proceedings to foreclose upon and/or realize upon such collateral in courts of competent jurisdiction,
                           (ii) fully enforce all of its rights under the terms of the Liberty Indemnity Agreements against any and all indemnitors in courts of competent jurisdiction, and (iii) cancel any and all surety bonds issued by Liberty on behalf of ANC, its subsidiaries and/or affiliates, whether issued or outstanding pre-petition or post-petition.

SECTION 5 -                1. Each of the following shall constitute an "Event
                           Events of Default of Default" hereunder (after the
EVENTS OF DEFAULT          time periods in Section 4 have elapsed): (a) the
                           conversion or dismissal of the ANC bankruptcy case
                           (or that of any of the other Debtors) to Chapter 7;
                           (b) the appointment of a trustee, or an examiner with powers other than to review and report, or any other person or entity exercising powers traditionally ascribed to a trustee, in any of the Debtors' Chapter
                           11 cases; (c) the failure of ANC to timely replenish
                           Liberty Post-Petition Cash Collateral as required in
                           Section 2 of this Term Sheet, subparagraphs 1(d)(ii) and 1(d)(iii); (d) the default by any Debtor
                           Indemnitor upon any of its obligations under the Assumed Indemnity Obligations, and the default by any non-debtor indemnitor upon any of its indemnity obligations or obligations hereunder; provided, however, that a proceeding of liquidation, receivership or bankruptcy of a non-debtor indemnitor shall not be deemed a default if, within 20 calendar days of the commencement of said proceeding, ANC deposits with Liberty additional cash or (at ANC's option) letter of credit collateral (in form acceptable to Liberty), in the amount of $250,000.00;
                           (e) the non-payment of any Deferred Indemnity
                           Obligation when due; (f) the increase of Deferred
                           Indemnity Obligations to an amount in excess of the $8 million limitation set forth in Section 3 of this Term Sheet, paragraph 2(d) thereof; (g) the sale or other disposition (including a material change in ownership or management) of ANC or one of ANC's operating subsidiaries or brands that conducts business in the United States, or the filing of a motion seeking such sale or other disposition, without Liberty's consent; (h) the sending of a "notice of acceleration" or similar notice triggering collateral liquidation by any of the senior secured pre-petition lenders or by any post-petition DIP financing party or senior secured party or lender;
                           (i) Liberty's receipt of a demand for payment under any of the "retro bonds" issued by

                           Liberty on behalf of ANC or any of its subsidiaries or affiliates identified on the attached schedule (to be provided) which is nether withdrawn by the obligee within ten (10) calendar days after Liberty's receipt of such demand, or for which Liberty is not fully collateralized by Debtors with additional cash or letter of credit collateral within ten (10) calendar days after Liberty's receipt of such demand; (j) ANC's failure to cause any non-debtor to execute documentation as required by Section 11 of this Term Sheet within seven days of demand by Liberty; (k) the termination of the Debtors' right to utilize Cash Collateral (as that term is defined in Section 363(a) of the Bankruptcy Code) (other than a voluntary termination by the Debtor); (l) failure of ANC to pay the Liberty Statement when due pursuant to Section 9 of this Term Sheet; and (m) any failure by ANC to reduce the total aggregate penal sums of all surety bonds outstanding to the maximum amount set forth in
                           Section 1, paragraph "5" of tis Term Sheet, within thirty (30) days of written demand by Liberty to ANC. Liberty may, however, in its sole discretion, waive any one or more defaults, or extend any period within which to cure such defaults, without in any way diminishing or waiving its right to enforce fully the terms of this Term Sheet with respect to any and all defaults or other or subsequent defaults.

                           2. Without limiting the generality of the foregoing, it is agreed that the events of default under the Pre-Petition Secured Creditor Agreements shall not constitute Events of Default hereunder, nor shall the consolidation of Alamo and National concession agreements for the same airport or the rejection of concession agreements in connection with such consolidation constitute an Event of Default.

SECTION 6 -                1. So long as the Debtors shall continue to file with
                           the Bankruptcy Court operating statements and other
FINANCIAL DISCLOSURE AND   financial disclosure required by the Bankruptcy Code
COVENANTS                  and/or Bankruptcy Rules and/or order of the
                           Bankruptcy Court, there will be no requirement for such indemnitors to transmit any additional periodic financial disclosure or information to Liberty;
                           except that such indemnitors shall provide Liberty with any financial information or records which Liberty deems reasonably necessary to assess or respond to any claim, demand, exposure or risk that relates to any bond issued pre-petition by Liberty and/or any Liberty Post-Petition Bonds. However, should such filings no longer be made or required with respect to any Indemnitor who is a Debtor herein, then the monthly reporting requirements of paragraph 5 of the Liberty/ANC Pre-Petition Agreement shall be deemed incorporated into this term sheet and shall apply to such Debtor or former Debtor (as the case may be) so long as such Debtor or former Debtor
                           (as the case may be) continues to be an

                           Indemnitor to Liberty for any portion of the Assumed Indemnity Obligations.

                           2. All non-debtor indemnitors whose financial operations are not detailed in the bankruptcy filings and disclosures described in subparagraph "1" immediately above shall, upon Liberty's request, furnish their quarterly or annual financial statements to Liberty, together with such other financial documentation and information as Liberty may reasonably require in order to continually assess the equity and debt position and creditworthiness of such non-debtor indemnitors.

                           3. Other than as set forth expressly herein, this Term Sheet does not, and any documentation entered into in connection herewith will not, contain any negative or affirmative covenants of any kind applicable to ANC or any of its subsidiaries.

SECTION 7 -                1. ANC and the other Debtors acknowledge, and the
                           entry of the Approval Order shall constitute an
PRE-PETITION SECURITY      Order, finding and decree of the Bankruptcy Court
INTERESTS OF LIBERTY       that, (a) to the extent of the aggregate penal sums
                           of all surety bonds renewed, continued, issued, increased or permitted to remain in full force and effect subsequent to August 30, 2001, Liberty has a valid, perfected and unavoidable (under 11 U.S.C. ss.
                           547 or otherwise) security interest in the collateral granted in the Pre-Petition Secured Creditor
                           Agreements; (b) payments made to Liberty by ANC prior to the petition date, including payments in respect of premiums and fees, are non-avoidable, and (c) such acknowledgement, order, finding and decree is binding upon all persons and entities.

                           2. Nothing in this Term Sheet shall constitute a waiver by Liberty under or with respect to the Pre-Petition Secured Creditor Agreements, and Liberty reserves all rights in connection therewith. Liberty may draw upon the Pre-Petition Liberty Cash Collateral in accordance with its terms, and nothing contained in this Term Sheet shall prohibit or restrict such right.

SECTION 8 -                Notwithstanding anything to the contrary set forth
                           herein, all of Liberty's equitable or other common
COMMON LAW SURETY          law surety rights and remedies, whether arising by
RIGHTS                     virtue of equitable lien, equitable subrogation or
                           otherwise, are fully reserved.

SECTION 9 -                The Debtors are obligated to pay (a) Liberty's
                           reasonable fees and out-of-pocket expenses arising
FEES AND EXPENSES          out of or in connection with (i) the negotiation,
                           execution and presentation to the Bankruptcy Court of this Term Sheet, (ii) the Approval Order, (iii) the preparation, drafting, execution and/or closing of the transactions contemplated by this Term Sheet, and
                           (b) Liberty's reasonable
                           fees and out-of-pocket expenses incurred in protecting or safeguarding the rights and interests granted to it herein or in the Approval Order, whether incurred in a bankruptcy court proceeding or any in other proceedings in any other court or judicial or administrative venue. The aforesaid payment obligations shall be deemed part of the Assumed Indemnity Obligations. Liberty shall provide counsel for ANC and counsel for the Official
                           Committee of Unsecured Creditors ("the Committee") with a reasonably detailed summary of such fees and expenses (the "Liberty Statement"). The only basis for objection to the Liberty Statement shall be as to the reasonableness of the charges set forth for the work performed. If no objection is received by counsel for Liberty within seven (7) days following the date of delivery of the Liberty Statement (the
                           "Objection Deadline"), ANC shall pay the Liberty
                           Statement within three business days following the Objection Deadline. If there is a dispute as to the amount of the Liberty Statement, which dispute cannot be resolved between Liberty and the entity asserting such objection, such dispute shall be submitted to the Bankruptcy Court for a determination of the reasonableness of the Liberty Statement on at least five (5) days' notice to counsel for ANC and for the Committee.

SECTION 10 --              All of the foregoing terms will be subject to the
                           entry of the Approval Order providing for section 364
BANKRUPTCY COURT ORDER     of the Bankruptcy Code collateralization and
A PRE-CONDITION            protections to Liberty as a secured creditor and
                           containing other terms reasonably satisfactory to ANC and Liberty. The agreements set forth in this Term
                           Sheet are not to be deemed effective in any way prior to the entry of the Approval Order. Nothing set forth herein shall in any way bind, or shall in any manner modify, limit or diminish the rights of Liberty or any Debtor until the entry of the Approval Order.
                           Without limiting the generality of the foregoing, nothing set forth herein shall in any way bar, limit or modify Liberty's right to seek relief from the automatic stay to cancel bonds, or to seek any other relief in the Debtors' bankruptcy cases, prior to the entry of the Approval Order.

SECTION 11 --              Within twenty (20) business days of the entry of the
                           Approval Order, ANC shall cause all non-debtor
DOCUMENTATION OF NON-      subsidiaries and/or affiliates to execute and deliver
DEBTORS                    to Liberty the agreements described in Section 3,
                           paragraph 1(a) of this Term Sheet.

SECTION 12 --              The provisions of this Term Sheet, as shall be
                           approved by the Approval Order, including the rights,
BINDING EFFECT             interests, liens and security interests provided for
                           herein and granted to Liberty, and the priorities of same, shall not be altered or affected by any plan of reorganization (or liquidation) filed by or on behalf of the Debtors or one or more third parties, or by the incurrence from and after the date of the Approval Order of indebtedness pursuant to section 364 of the Bankruptcy Code, or otherwise (except as set forth in Section 2, subparagraph "3" with respect to certain proposed DIP Financing). Without limiting the generality of the foregoing, the provisions of this Term Sheet, as shall be approved by the Approval Order, shall be binding on Liberty, the Debtors, all parties in interest in the Debtors' cases, and their respective successors and assigns, including any of the following persons or entities if appointed in the Debtors' cases, acting on behalf of or with respect to any of the Debtors: any trustee, examiner, representative or liquidating or administrative agent.

SECTION 13 --              The automatic stay provided in section 362 of the
                           Bankruptcy Code shall, without the necessity of any
LIFTING OF STAY            order of the Bankruptcy Court other than the
                           Approval Order, be modified and vacated to the extent necessary to permit Liberty to implement this Term Sheet as approved by the Approval Order, including to permit Liberty to exercise its rights and remedies as provided for in the Term Sheet.

SECTION 14 --              The entry of the Approval Order shall be a
                           determination by the Bankruptcy Court that the terms
FINDING OF GOOD FAITH      of the Term Sheet were negotiated in good faith and
                           at arms length, and all loans, advances, financial accommodations and surety bonds which are or caused by Liberty to be issued, renewed, extended, continued, increased or modified are deemed to have been extended in good faith as that term is referred to in section 364(e) of the Bankruptcy Code, and shall be entitled to the full protection of section
                           364(e) of the Bankruptcy Code in the event that the Approval Order or any term of this Term Sheet as shall be incorporated into the Approval Order is vacated, reversed or modified on appeal or otherwise.

SECTION 15 --              Except as specifically set forth in this Term Sheet,
                           nothing contained herein, or in the Approval Order,
NON-TERMINATION            shall be deemed to terminate, modify or release any
                           obligation of the Debtors or any guarantors thereof.

SECTION 16 --              The Approval Order shall confirm that the entry of
                           the Approval Order, and the relief provided for
CORE PROCEEDING            therein, constitute "core proceedings" as defined in
                           28 U.S.C. ss. ss. 157 and 1334, and that the Approval Order, and the parties thereto, shall be subject to the benefits of sections 363(m) and 364(c) of the Bankruptcy Code, and that the Bankruptcy Court has jurisdiction over the proceedings and the parties and the property affected thereby pursuant to 28 U.S.C. ss. ss. 157 and 1334.

SECTION 17 --              The entry of the Approval Order shall be sufficient
                           and conclusive evidence of the priority, perfection
PERFECTION                 and validity of the security interests and liens
                           granted pursuant to this Term Sheet as approved by the Approval Order, without the necessity of filing, publishing, recording or serving any financing statements, mortgages or other documents or notices which may otherwise be required under federal, state or local law, or the taking of any action to validate and perfect the security interests and liens granted pursuant to the Term Sheet and the Approval Order; provided, however, that if Liberty in its discretion shall elect to file or record such documents, the Debtors shall execute and deliver financing statements or other documents reasonably requested by Liberty, and Liberty may thereafter in its discretion take such further action as may be necessary to file or record such documents.

SECTION 18 --              In this Term Sheet: (a) except where the language
                           identifies an intent to limit, the word "including"
RULES OF CONSTRUCTION      shall mean "including, without limitation", with
                           regard to the items or matters listed thereafter; (b) a reference to the "Court", shall mean the "Bankruptcy Court in which the chapter 11 cases of the Debtors was pending as of the date of the execution of the Term Sheet"; (c) the phrase "entry of the Approval Order" shall mean the entry of such order on the legal docket maintained by the Clerk of the Bankruptcy Court in which the chapter 11 cases of the Debtors are pending and that such order has become a Final Order; and (d) the term "Final Order" shall mean an order of the Bankruptcy Court approving the terms and conditions of the Term Sheet as agreed to by ANC and Liberty which either (i) is not the subject of a stay and for which the time to file an appeal has expired without an appeal having been filed (or if such appeal has been filed, such appeal has been withdrawn) or (ii) if mutually agreed to by ANC and Liberty, is an order with regard to which there is no stay in effect and for which no objection had been filed or considered by the Court (or if filed or considered, such objection had been withdrawn) prior to or at the hearing at which the Court considered the motion seeking approval of such Term Sheet.

SECTION 19 --              The Debtors and Liberty acknowledge that the Approval
                           Order shall constitute a settlement and compromise
RESOLUTION                 of disputes discussed by and between them as to
OF DISPUTE                 Debtor's ability to assume the Liberty Post-Petition
                           Bonds, Liberty's right to cancel those bonds, and any and all disputes regarding the validity, perfection and non-avoidability of any pre-petition security interests granted and payments made to Liberty.

SECTION 20 --              Notices required hereunder shall be sent to the
                           parties hereto by facsimile and by overnight mail,
NOTICES                    as follows:

                           Liberty Mutual Ins. Co.
                           c/o Liberty Bond Services
                           450 Plymouth Road
                           Suite 400
                           Plymouth Meeting, PA 19462
                           Attention: Kyle Carney New, Esq.
                           Fax: 610-828-5821

                           With a copy to:

                           Mark S. Gamell, Esq.
                           Torre, Lentz, Gamell, Gary & Rittmaster, LLP
                           100 Jericho Quadrangle, Suite 309
                           Jericho, New York 11753-2702
                           Fax: 516-240-8950

                           ANC Rental Corporation
                           200 South Andrews Avenue, 11th Floor
                           Fort Lauderdale, Florida 33301-1864
                           Attention: Howard D. Schwartz, Esq.

                           With a copy to:

                           Matthew Gluck, Esq.
                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, NY 10004-1980

SECTION 21 -- NO THIRD     This Term Sheet is for the benefit of the parties to
PARTY BENEFICIARIES        this Term Sheet only, and none of the provisions in
                           this Term Sheet are intended to benefit, and none shall inure to the benefit of or be enforceable by any third parties, such that this Term Sheet shall not create, nor be deemed to create, any express or implied third party beneficiaries.


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